                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004

                        Commission File Number 001-15012
                                               ---------

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Shindonga Fire & Marine Insurance Building
                                Tae-pyong-ro 2-43
                                    Chung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X       Form 40-F
                             -----               -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                   Yes                 No   X
                       -----              -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                   Yes                 No   X
                       -----              -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No   X
                       -----              -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a fair disclosure relating to Board of Directors' Resolution on Disposal of the Stake in Other Companies, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on December 6, 2004.

     Exhibit 99.2: a fair disclosure relating to Information on Thrunet
                   Acquisition Processes, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on December 6, 2004.

     Exhibit 99.3: a fair disclosure relating to Subscriber Numbers for November
                   2004, filed with the Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on December 13, 2004.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            HANARO TELECOM, INC.



Date: December 13, 2004                     By: /s/ Janice Lee
                                                --------------------------------
                                                Name:  Janice Lee
                                                Title: Chief Financial Officer

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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
Exhibit 99.1:     a fair disclosure relating to Decision to Board of Directors'
                  Resolution on Disposal of the Stake in Other Companies, filed with the Korea Securities Dealers Association Automated
                  Quotation Market ("KOSDAQ") on December 6, 2004.

Exhibit 99.2:     a fair disclosure relating to Information on Thrunet
                  Acquisition Processes, filed with the Korea Securities Dealers
                  Association Automated Quotation Market ("KOSDAQ") on December
                  6, 2004.

Exhibit 99.3:     a fair disclosure relating to Subscriber Numbers for November
                  2004, filed with the Korea Securities Dealers
                  Association Automated Quotation Market ("KOSDAQ") on December
                  13, 2004.